February 9, 2018

VIA EDGAR

Division of Corporation Finance
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Lisa M. Kohl
                 Legal Branch Chief

Re:     Youngevity International, Inc.
           Registration Statement on Form S-1 (as amended)
           File No: 333-221847

Dear Ms. Kohl:

Acting on behalf of the several underwriters, we hereby join in the request of Youngevity International, Inc.. that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective Tuesday, February 13, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), each of the undersigned affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very Truly Yours,
By: Tripoint Global Equities, LLC

By:	/s/ Mark Elenowitz
Name:	Mark Elenowitz
Title:	Chief Executive Officer